SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

NAME OF ISSUER:  Ergo Science Corporation

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  29481Q109000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Paul O. Koether
     Asset Value Management, Inc.
     376 Main Street
     P.O. Box 74
     Bedminster, New Jersey 07921                 (908) 234-1881

DATE OF EVENT WHICH REQUIRES FILING:    AUGUST 27, 2003


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   29481Q109000


1.       NAME OF REPORTING PERSON: Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)    (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS: WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e): YES     NO XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: New Jersey

7.       SOLE VOTING POWER: 317,800

8.       SHARED VOTING POWER: 0

9.       SOLE DISPOSITIVE POWER: 317,800

10.      SHARED DISPOSITIVE POWER: 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 317,800

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         YES     NO XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.47%

14.      TYPE OF REPORTING PERSON: PN

Item 1.  SECURITY AND ISSUER.

     This Schedule 13D (this "Schedule") relates to the purchase by Asset Value Fund Limited Partnership ("Asset Value") of the common stock, $.01 par value per share ("Shares") of Ergo Science Corporation, a Delaware corporation (the "Company" or "Ergo"). Ergo's principal executive offices are located at 790 Turnpike Street, North Andover, Massachusetts 01845.

Item 2.  IDENTITY AND BACKGROUND.

     (a), (b) and (c) Asset Value is a limited partnership engaged in investing in securities. The sole general partner of Asset Value is Asset Value
Management, Inc. ("Asset Value Management"). Asset Value Management is a wholly-owned subsidiary of Kent Financial Services, Inc. ("Kent"), a public company, the principal business of which is the operation of T. R. Winston &
Company, Inc. ("TRW"), its wholly-owned subsidiary. TRW is a broker-dealer registered with the National Association of Securities Dealers, Inc. Asset Value, Asset Value Management, Kent and TRW maintain offices at 376 Main Street, Bedminster, New Jersey 07921. (See Exhibits A and B for information about the executive officers and directors of Asset Value Management and Kent, respectively, including addresses and principal businesses or occupations.)

     (d) During the past five years, none of Asset Value, Asset Value Management, Kent, nor any of the persons listed on Exhibits A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of Asset Value, Asset Value Management, Kent, nor any of the persons listed on Exhibits A and B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Asset Value is a New Jersey limited partnership, and Asset Value Management and Kent are Delaware corporations. All individuals listed on Exhibits A and B are citizens of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of August 27, 2003, Asset Value has acquired 317,800 Shares at an aggregate purchase price of $583,344.84, including brokerage commissions. Asset Value purchased the Shares with its cash reserves. Asset Value had no transactions in Ergo Shares for the past 60 days. The stock purchase agreement, as disclosed in Ergo's Form 10-Q for the quarterly period ended June 30, 2003, in which Ergo purchased 1,355,722 Ergo Shares caused Asset Value to exceed 5% ownership of Ergo.

Item 4. PURPOSE OF TRANSACTION.

     Asset Value had no intention of owning more than 5% of outstanding Ergo Shares. Asset Value was involuntarily thrust over the 5% threshold when Ergo acquired approximately 1.35 million shares from its largest stockholder, Citicorp Ventures. Asset Value acquired its Ergo Shares for investment.

     Asset Value was disappointed and concerned by the sale of Citicorp Ventures' Ergo Shares. In a telephone call on September 3, 2003 to David Burt, President of Ergo, Asset Value requested that Ergo acquire Asset Value's Ergo Shares on the same basis as the Citicorp Ventures transaction. Ergo rejected Asset Value's request in a letter dated September 5, 2003. Asset Value responded by letter dated September 8, 2003 in which, among other things, Asset Value asked for a Board seat. The correspondence is attached to this filing as Exhibits C & D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on August 27, 2003, Asset Value beneficially owned 317,800 Shares, representing 5.47% of Shares reported as outstanding in the Company's Form 10-Q for the quarter ended June 30, 2003.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Executive Officers and Directors of Asset Value Management Exhibit B - Executive Officers and Directors of Kent
        Exhibit C - Ergo Letter dated September 5, 2003
        Exhibit D - Asset Value Letter dated September 8, 2003.

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2003

                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner

                                   By: /s/ Paul O. Koether
                                      --------------------------------
                                      Paul O. Koether
                                      President

                                    EXHIBIT A

              ASSET VALUE MANAGEMENT (See Item 2 of this Schedule)

                        Executive Officers and Directors


NAME AND BUSINESS ADDRESS                  PRESENT POSITION(S) WITH ADDRESS
-------------------------                  ---------------------------------

Paul O. Koether                            See Exhibit B for information about
                                           Mr. Koether

John W. Galuchie, Jr.                      See Exhibit B for information about
                                           Mr. Galuchie

                                    EXHIBIT B

                       KENT (See Item 2 of this Schedule)

                        Executive Officers and Directors


NAME AND BUSINESS ADDRESS*                 PRESENT POSITION(S) WITH ADDRESS*
-------------------------                  ---------------------------------

Paul O. Koether                            Chairman, President and Director of
                                           Kent

                                           Registered Representative of TRW

                                           President and Director of Asset Value
                                           Management

                                           Chairman and Director of Pure World,
                                           Inc. ("Pure World" ) (Pure World
                                           develops, manufactures and sells
                                           natural ingredients which principally
                                           are derived from plant materials
                                           (botanicals) using its proprietary
                                           extraction technology for the
                                           cosmetic, food and flavor,
                                           nutraceutical and pharmaceutical
                                           industries.)

                                           Chairman, President and  Director of
                                           Sun Equities Corporation ("Sun") (Sun
                                           is a closely-held private company,
                                           the business of which is to own
                                           shares of other corporations. Sun and
                                           parties affiliated  with Sun own
                                           approximately 44 percent of Pure
                                           World's outstanding common stock.)

                                           General Partner Shamrock Associates
                                           (Investment limited partnership;
                                           owner of approximately 54 percent of
                                           Kent's outstanding common stock.)

                                           Chairman and Director Cortech, Inc.
                                           ("Cortech") (A biopharmaceutical
                                           company seeking to redeploy its
                                           assets.)

*Unless otherwise designated, the address of the executive officers, directors, and companies referred herein, is 376 Main Street, Bedminster, New Jersey 07921.

John W. Galuchie, Jr.                      Vice President and Treasurer of
                                           Kent

                                           Secretary, Treasurer and Director
                                           of Asset Value Management

                                           Registered Representative,
                                           President, Treasurer and Director
                                           of TRW

                                           Vice President and Director of Sun

                                           President of Cortech

                                           Chairman, President and Director of
                                           General Devices, Inc.
                                           (Engaged  in  seeking  an operating
                                           business.)


M. Michael Witte                           Director of Kent
1120 Granville Avenue
Suite 102                                  President
Los Angeles, CA 90049                      M.M. Witte & Associates, Inc.
("1120 Granville")                         1120 Granville
                                           (Oil and gas consulting and
                                           investment management)

                                           President and Chief Executive Officer
                                           South Coast Oil Corporation 800 W.
                                           6th Street Pacific Financial Center
                                           Suite 1600 Los Angeles, CA 90017 (Oil
                                           and gas exploration and production)

Casey K. Tjang                             Director of Kent
4365 Route One, Suite 210
Princeton, NJ 08540                        Executive Vice President of Finance
("4365 Route One")                         and Administration of KnowledgeWindow
                                           Inc.
                                           4365 Route One
                                           (An e-learning provider of internet
                                           training.)

Mathew E. Hoffman, Esq.                    Director of Kent
425 Park Avenue
New York, NY  10022                        Head of Litigation
("425 Park")                               Todtman, Nachamie, Spizz & Johns,P.C.
                                           425 Park
                                           (Law firm)

Qun Yi Zheng, Ph.D.                        Director of Kent
375 Huyler Street
South Hackensack, NJ 07606                 Director of Cortech
("375 Huyler")
                                           Executive Vice President and
                                           Director of Science and Technology of
                                           Pure World Botanicals, Inc.
                                           375 Huyler
                                           (Wholly-owned operating subsidiary of
                                           Pure World.)

                                                                       Exhibit C

ergoscience

        Jefferson Office Park           Phone 978.974.9474
        790 Turnpike Street, Suite 205  Fax 978.974.0633
        North Andover, MA 01845         http://www.ergo.com


September 5, 2003

Via Facsimile


Mr. Paul Koether
Asset Value Fund
New Jersey

Dear Mr. Koether:

I am responding to your call to me Wednesday. On the call, you made an offer to sell to Ergo Science Corporation (the "Company") all 317,800 shares of the Company's common stock owned by Asset Value Fund for the price of $1.81 per share.

The Company is interested in discussions regarding the possibility of buying shares of common stock back from stockholders. However, the Company's Series D Preferred Stock (originally issued in 1995) prohibits the Company from buying back common stock other than shares of common stock issued upon conversion of the Company's original preferred stock - the Series A, Series B and Series C Preferred Stock. In the re-purchase of shares of common stock from CourtSquare, the Company re-purchased shares issued upon conversion of Series A, Series B and Series C Preferred Stock.

We are unable to respond positively to your offer yesterday because of the restrictions in the Series D Preferred Stock.

In the event that the restrictions in the Series D were waived by the Series D holders, the Company would be interested in having discussions with Asset Value Fund regarding the possible purchase of the 317,800 shares.


Sincerely,


/s/ David Burt
----------------------------
David Burt
Chief Executive Officer

                                                                       Exhibit D


                          ASSET VALUE MANAGEMENT, INC.
                               211 PENNBROOK ROAD
                                  P. O. BOX 96
                           FAR HILLS, NEW JERSEY 07931
                                  908-766-7220
                                908-766-4160 fax



                                September 8, 2003

Mr. David R. Burt
President and Chief Executive Officer
Ergo Science Corporation
Jefferson Office Park
790 Turnpike Street
Suite 205
North Andover, Massachusetts   01845


Dear Mr. Burt:

     I am disappointed that the Series D Preferred apparently forecloses the sale of Asset Value's shares to the Company. No mention of these restrictions was made during our telephone conversation or the public documents I have read concerning the transaction with the Company's largest stockholder, Court Square Capital Limited. Indeed the dearth of disclosure about this very important transaction is one principal reason for my request that the Company purchase the shares of Asset Value Fund.

     The presence of Citicorp Venture Capital (and affiliates) was a significant inducement for Asset Value to acquire the Company's shares. The participation by Citicorp Venture's designee, Thomas F. McWilliams, on the Audit Committee, Compensation Committee and Nominating Committee assured independence to a Board which otherwise is not independent. His departure from the Board without replacement by a similarly independent director causes Asset Value grave concern, particularly in view of the inadequate disclosure behind the purchase of the Citicorp Venture's shares. Neither Citicorp Venture's Form 13-D nor the Company's press release provided a reason for the sale/purchase, let alone a satisfactory business purpose for the use of the Company's assets.

     This transaction compounded our concern over the management of the Company's assets. We noted that the G&A expense for the six months ended June 30, 2003 continues at an annual rate of more than $1 million. As G&A creeps up and interest declines because of the reduction in assets from the losses and the stock purchase, the Company will be losing almost 5% of its assets each year. A loss of this size for a shell of this size cannot be justified in our opinion.

     We also note that you and certain other Company directors have other business affiliations. We wish to be on record as opposing any extraordinary transactions with affiliates of officers and directors.

Mr. David R. Burt
Ergo Science Corporation
September 8, 2003
Page 2

     Since Asset Value will be a longer term investor in the Company, we request that the Company elect to the Board a designee of Asset Value. This step would reassure Asset Value about management's intentions and it would return independence to the Board.

     I look forward to a prompt response.

                                                   Very truly yours,



                                                   /s/ Paul O. Koether
                                                   -----------------------------
                                                   Paul O. Koether
                                                   Chairman